Joel L. Rubinstein

Partner

212 294-5336

October 9, 2018

VIA EDGAR AND HAND DELIVERY

Mara L. Ransom

Assistant Director

Office of Consumer Products

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 3233

Washington, D.C. 20549

Re:	Landcadia Holdings, Inc.

Preliminary Proxy Statement on Schedule 14A

Filed August 31, 2018

File No. 001-37788

Dear Ms. Ransom:

On behalf of our client, Landcadia Holdings, Inc. (the “Company”), we are writing to submit the Company’s responses to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) set forth in its letter, dated September 28, 2018, relating to the Company’s Preliminary Proxy Statement on Schedule 14A filed with the Commission on August 31, 2018 (the “preliminary proxy statement”).

The Company is concurrently filing via EDGAR the revised Preliminary Proxy Statement on Schedule 14A (the “proxy statement”), which reflects the Company’s responses to the comments received by the Staff and certain updated information. For your convenience, the Company is also delivering via hand delivery a hard copy of this letter together with a courtesy copy of the proxy statement marked to show changes from the Preliminary Proxy Statement.

For ease of review, we have set forth below each of the numbered comments of the Staff’s letter, and the Company’s responses thereto, including, where applicable, a cross-reference to the location in the proxy statement of changes made in response to the Staff’s comment. Capitalized terms used herein but not defined herein have the meanings given to such terms in the proxy statement.

General

1.	Please tell us which exemption you are relying upon to issue the stock consideration portion of the merger consideration. In this regard, we note your disclosure on page 119 regarding meetings held with Waitr shareholders and potential investors.

October 9, 2018 Page 2

Response: The Company respectfully advises the Staff that the proposed issuance of Company common stock as part of the merger consideration will be made in reliance upon the exemption from registration provided by Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”), and/or Regulation D promulgated thereunder. The Company notes that the meetings referenced on page 119 of the proxy statement were with Landcadia shareholders and potential investors and not Waitr shareholders or potential investors. The Company revised the disclosure on pages 122 and 123 of the proxy statement to clarify this point.

2.	We note that Jefferies is entitled to deferred underwriting commissions upon consummation of your initial business combination for services rendered in connection with your IPO and we note from your IPO registration statement on Form S-1 filed April 28, 2016, that Jefferies agreed to waive their rights to their deferred underwriting commission held in the trust account in the event you did not complete your initial business combination within 24 months of the closing of your IPO. Please disclose these facts, where appropriate, throughout your proxy statement. Additionally, please include a risk factor discussing the potential conflict of interest stemming from Jefferies’ interest in the consummation of the merger transaction and their role as the board’s financial advisor in connection with the potential acquisition of Waitr or tell us why you do not believe such disclosure is required.

Response: The Company has revised the disclosure throughout the proxy statement and added a risk factor on page 63.

Letter to Shareholders

3.	We note your disclosure in the first letter to shareholders that a stockholder’s failure to vote “will have no effect on the outcome of any vote on the proposals.” However, it appears that a stockholder’s failure to vote will have the effect of voting against the Charter Proposals. Please revise.

Response: The Company has revised the disclosure in the Letter to Shareholders accordingly.

Risk Factors, page 42

4.	Please add a risk factor regarding the fact that the board did not obtain a fairness opinion in connection with the proposed business combination, or tell us why you do not believe such disclosure is required.

Response: The Company has added this risk factor on page 67.

Our sponsors will have significant influence….page 73

5.	Please discuss in this risk factor or in a separate risk factor the fact that only holders of your Class F common stock are entitled to elect or remove directors prior to the consummation of the business combination and will be entitled to elect each of the seven directors that will serve upon consummation of the business combination.

October 9, 2018 Page 3

Response: The Company has revised the risk factor on page 74.

Unaudited Pro Forma Condensed Combined Financial Information, page 80

6.	We note your disclosure that the business combination will be accounted for as a reverse recapitalization treated as the equivalent of Waitr issuing stock for the net assets of the Company with no goodwill or other intangible assets recognized. Please provide us with the following information to assist us in understanding how you concluded this transaction should be accounted for as a reverse recapitalization:

•	Tell us how you considered the effect of the cash to be paid to the Waitr stockholders as a part of the merger consideration in your analysis, particularly under the minimum redemption scenario where it appears that Landcadia’s current stockholders would hold the greater voting interest in the post-combination company. As part of your response, tell us in more detail what types of decisions, if any, the Landcadia stockholder group will have control over through its majority of voting rights under the minimum redemption scenario.

•	Tell us the basis for your disclosure that Waitr will have control of the Chairmanship of the post-combination company’s board of directors along with the ability to appoint five of the seven board members. As part of your response, please reconcile this disclosure to Proposal No. 7 which appears to require the approval of Landcadia’s current Class F shareholders for all seven members of the post-combination company’s board of directors. To assist us in understanding how the board of directors will be selected, please describe to us the process for selecting the initial group of directors if Landcadia’s current Class F shareholders do not approve the slate of directors contained in Proposal No. 7, and separately explain to us how board members will be nominated and elected in subsequent years and the role of the former Landcadia stockholders in that process.

•	If the intent of the terms of the business combination is to give control over the post-combination company to the current shareholders of Waitr, making Waitr the accounting acquirer, please tell us the business reasons why the transaction is not structured to give Waitr’s shareholders the majority of voting rights in the combined entity under all redemption scenarios.

Response: The Company respectfully advises the Staff that it considered the guidance in ASC 805-10-55-11 through 55-12 that provides other considerations in the event that the accounting acquirer cannot be identified based solely on the outstanding voting interest. As the merger was not effected primarily by transferring cash, the Company considered the guidance in ASC 805-10-55-12(C) and 55-12(D) around composition of the governing body and management.

October 9, 2018 Page 4

Per the terms of the Merger Agreement, Waitr has the exclusive right to appoint five directors to the Board of Directors, constituting a majority of the Board of Directors. Additionally, Waitr exclusively has the right to determine the class (Class I (1 year term), Class II (2 year term), and Class III (3 year term)) in which a director shall serve, once nominated in accordance with the Merger Agreement. Although the Company will have the right to nominate two directors to the Board of Directors, Waitr has the right to determine the class in which each such director serves.

The day-to-day management of the post-combination company is primarily vested in the officers of the post-combination company, as supervised by the Board of Directors. Waitr is entitled to designate all of the officers of the post-combination company, and, as set forth in the proxy statement, all officers of the post-combination company are Waitr’s current officers. Shareholders of Landcadia have no right to determine the strategic or critical management functions. The Board of Directors, a majority of which will be Waitr designees, will have the ability to vote on matters in the normal course of business without the need to obtain shareholder approval. The Board of Directors will also have the ability to make recommendations on other extraordinary items requiring shareholder approval.

Waitr and its shareholders exert effective control over management by virtue of its rights to appoint the officers and a majority of the directors. Although Proposal No. 7 seeks approval of Landcadia’s current Class F shareholders for all members of the post-combination company’s board of directors, a majority of the slate of directors will be determined by Waitr under the Merger Agreement and the holders of Class F shares will vote for such directors in order to close the business combination. If Landcadia’s current Class F shareholders do not approve the slate of directors contained in Proposal No. 7, the terms of the Merger Agreement would need to be amended, or Waitr would have the ability to withdraw from the transaction, which further indicates Waitr’s ability to exert control over the composition of the board.

7.	We note your disclosure in Note 3 in adjustment (G) to the pro forma balance sheet you have reflected the conversion of the $8.5 million of Waitr convertible notes payable as an equity transaction. Please tell us in more detail why equity settlement of these notes does not result in any additional shares issued to Waitr in the business combination. We note your calculation of pro forma common shares outstanding on page 83, and this conversion does not appear to have influenced the number of pro forma common shares outstanding.

Response: The Company respectfully advises the Staff that the pro forma common shares outstanding noted on page 91 are inclusive of the shares expected to be issued upon conversion of the $8.5 million of Waitr convertible notes payable. Waitr believes that all holders of its Convertible Notes will choose to have their notes converted into Series AA Preferred Stock, which in turn will be exchanged for common stock of the post-combination company. In the event that holders of Convertible notes do not wish to convert their Convertible Notes into common stock of the post-combination company, the Minimum Cash Consideration Amount would be reduced, and the number of shares beneficially owned by Waitr securityholders would be increased under each redemption scenario.

October 9, 2018 Page 5

8.	We note your disclosure in Note 3 in adjustment (G) to the pro forma balance sheet that the holders of the Waitr convertible notes may choose cash settlement rather than equity settlement. To allow your investors to better understand the range of possible outcomes of settling these convertible notes, please revise your description of adjustment (G) to quantify the estimated cash settlement amount and to explain how this would impact other pro forma adjustments, such as adjustment (I) and the calculation of pro forma EPS under the maximum redemption scenario, to allow you to maintain a cash balance of $75 million under the maximum redemption scenario.

Response: The Company has revised the disclosure on page 91.

9.	In Note 4 on page 90 you disclose that the private placement warrants were excluded from the computation of diluted pro forma EPS because including these warrants would be antidilutive. Please tell us why you believe your current disclosure is meaningful, including why you highlighted these specific antidilutive securities in your disclosure but did not mention other antidilutive securities such as the public warrants sold in your IPO.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that disclosure about the exclusion of the private placement warrants from the computation of diluted pro forma EPS is not significant and has been removed from the proxy statement.

Comparative Per Share Information, page 91

10.	We are unable to calculate the amounts presented for your historical and pro forma combined net tangible book value per share. Please revise or provide us with your computations. Please also revise the caption for book value per share to eliminate “basic and diluted” from the description as book value per share is computed based on historical or pro forma shares outstanding at the balance sheet date.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the calculation of historical and pro forma combined book value per share is calculated as total Stockholder’s equity (deficit) excluding Preferred Equity, divided by total basic (and/or diluted) outstanding shares. The detail supporting the calculation is as follows:

As of and for the Six Months Ended June 30, 2018	Waitr Historical	Landcadia Historical	Pro Forma Combined (Assuming Minimum Redemptions)	Pro Forma Combined (Assuming Maximum Redemptions)

Total Equity, excluding preferred equity (in thousands)	(8,441)	5,000	136,279	73,436

Shares outstanding	11,172,929	7,616,014	52,028,841	45,857,244

Book value per share	(0.76)	0.66	2.62	1.60

October 9, 2018 Page 6

The Company has also revised the proxy statement to eliminate “basic and diluted” from the description of book value per share.

Background of the Business Combination, page 115

11.	Please briefly disclose the general criteria, if any, that management considered in evaluating prospective candidates for a business combination.

Response: The Company has revised the disclosure on page 119 to disclose the general criteria that management considered in evaluating prospective candidates for a business combination.

12.	Please briefly disclose why you determined not to pursue the acquisition of the operating casino business in May 2017 and why you determined in March 2018 that the potential transaction with the restaurant company affiliated with your sponsors was not feasible.

Response: The Company has revised the disclosure on page 120 to disclose why it determined not to pursue the acquisition of the operating casino business in May 2017 and why it determined in March 2018 that the potential transaction with the restaurant company affiliated with its sponsors was not feasible.

13.	Please clarify whether Mr. Phalen was acting on behalf of Waitr or by virtue of another relationship or affiliation with your company or management when he e-mailed Mr. Liem on April 10, 2018.

Response: The Company has revised the disclosure on page 120 to clarify that Mr. Phalen was acting on behalf of Waitr when he e-mailed Mr. Liem.

14.	Please provide more detail regarding the substance of the “subsequent discussions” that occurred at the April 18, 2018 meeting following the presentation and valuation discussions. Please also briefly disclose why the initial offer was rejected by Waitr, and briefly describe the terms of the transaction discussed between Mr. Scheinthal and Mr. Meaux. In doing so, expand the disclosure to include a more detailed description of the negotiations surrounding the material terms of the merger agreement. For example, please specify which of the parties recommended the initial consideration, explain how that amount was determined, and describe how the consideration changed over the course of the negotiations until the parties arrived at the final consideration amount. Please provide similar disclosure with respect to the form and mix of consideration.

Response: The Company has revised the disclosure on page 121 to provide more detail regarding the substance of the “subsequent discussions” that occurred at the April 18, 2018 meeting and to expand the discussion on the material terms and discussions related to the merger agreement.

15.	Please tell us more about the discussions Messrs. Meaux, Pringle, and Scheinthal had with potential investors in May 2018, including whether any capital was raised as a result of these meetings and the intended purpose of such meetings.

October 9, 2018 Page 7

Response: The Company has revised the disclosure on page 122 to expand its disclosure of the discussions Messrs. Meaux, Pringle and Scheinthal had with potential investors. No capital was raised as a result of these meetings.

Our Board’s Reasons for the Approval of the Business Combination, page 119

16.	We note your disclosure that Jefferies made a “financial valuation presentation” to your Board prior to the Board’s vote to adopt the merger agreement. Please provide the information required by Item 1015(b) of Regulation M-A, or provide us with a detailed analysis as to why such information is not required. Refer to Item 14(b)(6) of Schedule 14A.

Response: The Company has revised the disclosure on pages 126, 127 and 128.

17.	Please revise to elaborate upon how the Board concluded that the proposed business combination “represents the best potential business combination for the Company based upon the process utilized to evaluate and assess other potential acquisition targets.”

Response: The Company has revised the disclosure on pages 34 and 124.

Certain Company Projected Financial Information, page 121

18.	We note your disclosure on pages 121 and 122 cautioning security holders against relying upon the projections provided. Please revise this disclosure, as security holders are entitled to rely upon your disclosures.

Response: The Company has revised the disclosure on pages 125 and 126.

19.	Please briefly disclose the material assumptions underlying the projections presented in this section and tell us whether Waitr management provided you with any projections pertaining to projected costs.

Response: The Company has revised the disclosure on page 125 regarding the assumptions used in the projections presented in the above referenced section to expand the disclosure of certain material assumptions relating to such projections.

Proposal No. 6—Charter Proposal D, page 139

20.	Please revise throughout your proxy statement to disclose the changes proposed in Charter Proposal D that you disclose in this section. In this regard, we note, for example, that your summary on page 30 does not discuss the proposed adoption of a forum selection by-law provision or the amendments relating to indemnification and advancement of expenses to directors and officers.

October 9, 2018 Page 8

Response: The Company has revised the disclosure throughout the proxy statement to disclose the changes proposed in Charter Proposal D.

21.	Please revise your risk factors section to discuss the risks related to the adoption of a forum selection by-law provision that provides the Court of Chancery of the State of Delaware and the United States District Court for the District of Delaware as the sole and exclusive forums for stockholder actions.

Response: The Company has revised the disclosure on page 78.

Conflicts of Interest, page 156

22.	We note the chart summarizing the entities to which your executive officers and directors currently have fiduciary duties or contractual obligations. Please revise the chart to indicate whether the relationship that each individual has to each entity is fiduciary or contractual and the priority and preference such entities have relative to your Company with respect to the performance of obligations and the presentation of business opportunities.

Response: The Company has revised the chart on pages 165 and 166.

The Company’s Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 162

23.	Please revise your disclosure to provide an explanation of the reasons for the significant increase in General and administrative expenses during the three and six months ended June 30, 2018 compared to the comparable prior year interim periods. Please also provide a discussion of your results of operations for the year ended December 31, 2017 compared to the year ended December 31, 2016 and for that year compared to the year ended December 31, 2015.

Response: The Company has revised the disclosure on page 170.

Information About Waitr

Waitr Business Overview, page 164

24.	Please disclose the basis for your statement that Waitr is a “leading online ordering and delivery platform” or state that it is management’s belief, if true. Please similarly disclose the basis for your statement that “Waitr has established a leading position, in terms of number of restaurants, in nearly all of the markets in which Waitr operates.”

Response: The Company has revised the disclosure on pages 172 and 176 to clarify that its management believes that it operates a “leading online and delivery platform.” With respect to the second statement, the Company has expanded its disclosure to support the statement on page 175.

October 9, 2018 Page 9

25.	Please disclose the portion of Waitr drivers that are independent contractors and the portion that are direct employees of Waitr. In this regard, we note your statement that Waitr has over 6,100 delivery drivers and your statement on page 174 that nearly all of Waitr’s drivers are Waitr employees. We further note your risk factor on page 60 discussing Waitr’s reliance on independent contractor drivers to perform the services for which Waitr contracts with its Restaurant Partners.

Response: The Company has revised the disclosure on pages 173 and 182 with regard to the approximate proportion of drivers who are employees versus independent contractors.

Why Drivers Love Waitr, page 168

26.	Please clarify whether this disclosure applies to both independent contractor drivers and drivers directly employed by Waitr.

Response: The Company has revised its disclosure on page 176 to clarify Waitr’s management’s beliefs as they relate to independent contractors and employee drivers.

Key Business Metrics, page 177

27.	Please disclose the portion of Gross Food Sales that is attributable to gratuities and delivery fees. In this regard, we note your disclosure on page 174 that Waitr drivers keep 100% of their gratuities and that you charge Restaurant Partners based upon an order value that excludes gratuities and delivery fees.

Response: The Company respectfully advises the Staff that the Company believes that quantifying gratuities would reveal competitively sensitive information about Waitr’s relationship with its drivers, which Waitr regards as an important competitive advantage, and its fee structure. The Company has reviewed the SEC filings of Waitr’s principal, publicly-traded competitor and observed that it discloses a metric substantially similar to Waitr’s Gross Food Sales, without disclosing the components of those sales that are subject to commissions. This competitor similarly includes as revenue the commissions charged to restaurants and delivery fees for delivery services it provides.

To provide additional qualitative and quantitative information about the relationship between Gross Food Sales and Waitr’s revenue, the Company has revised the disclosures on pages 185 and 188 of the proxy statement.

Waitr Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 182

28.	We note your disclosure that revenue increased by $11,336,000 in the three months ended June 30, 2018 and that such increase is “due primarily to increased transaction volume and changes in fee structure.” Please revise your disclosure to quantify the increase in revenue attributable to the increase in transaction volume and that attributable to the changes in fee structure, to the extent practicable. Please refer to Item 303 of Regulation S-K.

October 9, 2018 Page 10

Response: The Company respectfully advises the Staff that it believes that quantifying the increase in revenue attributable to changes in Waitr’s fee structure would reveal competitively sensitive information about Waitr’s relationships with its Restaurant Partners. The Company has reviewed the SEC filings of Waitr’s principal, publicly-traded competitor and observed that it provides qualitative information on the revenue impacts of changes in fee structure, similar to Waitr, without quantifying those impacts.

The Company respectfully advises the Staff that it believes that Waitr’s disclosure satisfies Regulation S-K Item 303(a)(3)(iii) because the material trends in volume are qualitatively reflected in the discussion of Average Daily Orders and Gross Food Sales, while the overall material trends in price are qualitatively reflected in Average Order Size, supplemented by the discussion of key changes in Waitr’s fee structure and the timing of those changes. The Company also believes that quantifying the revenue impact of changes in fees would not be material to an understanding of Waitr’s results of operations.

To provide more detailed qualitative information about how changes in fee structure impacted Waitr’s revenue between periods, the Company has revised the disclosures regarding Waitr’s changes in fee structure on page 187 of the proxy statement.

Critical Accounting Policies, page 190

29.	Please refer to your critical accounting policy for goodwill beginning on page 192. It is unclear from your current disclosure whether you have more than one reporting unit. It is also unclear from your current disclosure how you concluded no impairment was necessary for the goodwill resulting from your acquisition of Requested upon ceasing the operations of Requested. Please explain these matters to us in more detail and revise your critical accounting policy to better explain these matters to your investors.

Response: The Company acknowledges the Staff’s comment and confirms that Waitr has a single reporting unit. The cessation of the operations of Requested, Inc. was a result of Waitr’s decision to abandon deployment of the technology acquired as a result of the acquisition of Requested. Accordingly, in the second quarter of 2017, Waitr impaired its intangible assets for the full carrying value of the technology. In connection with its most recent annual impairment test, Waitr assessed qualitative factors in accordance with ASC 350 paragraphs 350-20-35-3A through 35-3G, and determined that it was not necessary to perform the two-step goodwill impairment test because the fair value of the reporting unit far exceeded its carrying value, by more than twentyfold as of October 1, 2016.

In response to the Staff’s comment, the Company has revised the disclosure on pages 199 and 200 of the proxy statement to address these circumstances in more detail.

Financial Statements of Landcadia Holdings, Inc. for the Year Ended December 31, 2017

Notes to Financial Statements

October 9, 2018 Page 11

2. Summary of Significant Accounting Policies, page F-21

30.	We note your disclosure of subsequent events on page F-23. Please tell us whether you met the June 29, 2018 deadline to regain compliance with NASDAQ’s listing rules. Also tell us where you have disclosed an update on this matter in your filing.

Response: The Company has revised the disclosure on page F-7. Because the Company regained compliance prior to the filing of the Preliminary Proxy Statement, it determined that disclosure was not required elsewhere in the filing.

Financial Statements of Waitr Incorporated for the Year Ended December 31, 2017

Notes to the Consolidated Financial Statements

9. Convertible Notes, Net, page F-68

31.	We note from your disclosures on page F-71 that on December 15, 2017 you amended the Series 2017 Notes which were originally issued between August 24, 2017 and December 14, 2017 to add a substantive conversion feature which resulted in an extinguishment of the original 2017 Notes and you recorded a loss on debt extinguishment of $10,537,000. Please explain to us how the terms of the original 2017 Notes and the amended 2017 Notes differed and provide us with a reasonably detailed analysis of how and why you determined extinguishment accounting was appropriate, including how you determined the fair values of these instruments. Refer to ASC 470-50-40.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that on December 15, 2017, all Series 2017 convertible promissory notes were amended to provide noteholders with the ability to convert their notes (if not previously converted or redeemed) upon the earlier of (i) a sale of Waitr1 or (ii) the maturity date of the notes into Series AA Preferred Stock (or, at the option of the holder, the most recently issued class of preferred stock) at a per share conversion price equal to $125 million divided by the number of common shares outstanding, on a fully diluted basis, at time of conversion. The original Series 2017 promissory notes were not convertible upon the occurrence of a sale of Waitr or at maturity.

Waitr first considered whether the amendment constituted a troubled debt restructuring (a “TDR”). The guidance in ASC 470-60-55-4 through 55-14 provides a two-step decision tree for determining whether a modification or an exchange of debt instruments is within the scope of the TDR guidance. For a debt restructuring to be considered troubled, 1) the debtor must be experiencing financial difficulty, and 2) the creditor must have granted a concession. If either of these criteria is not met, the debt restructuring is not within the scope of the troubled debt restructuring guidance in ASC 470-60, and the debt modification guidance in ASC 470-50 should be applied.

1 “Sale of the Company” shall mean (i) any consolidation or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganization, other than any such consolidation, merger or reorganization in which the shareholders of the Company immediately prior to such consolidation, merger or reorganization, continue to hold at least a majority of the voting power of the surviving entity in substantially the same proportions (or, if the surviving entity is a wholly owned subsidiary, its parent) immediately after such consolidation, merger or reorganization; (ii) any transaction or series of related transactions to which the Company is a party in which in excess of 50% of the Company’s voting power is transferred; provided, however, that a Sale of the Company shall not include any transaction or series of transactions principally for bona fide equity financing purposes in which cash is received by the Company or any successor or indebtedness of the Company is cancelled or converted or a combination thereof; or (iii) a sale, lease, exclusive license or other disposition of all or substantially all of the assets of the Company.

October 9, 2018 Page 12

Waitr evaluated the indicators of financial difficulties described in ASC 470-60-55-8 and concluded that Waitr was not a troubled borrower. Specifically, Waitr was not in default on any of its debt, had not declared and was not in the process of declaring bankruptcy, there had been no significant doubt as to whether Waitr would continue to be a going concern, and forecasts indicated that Waitr would have sufficient cash flows to service the debt in accordance with the contractual terms of the existing debt through maturity. Based upon consideration of the guidance above, management determined that there were no indications that Waitr was experiencing financial difficulties.

Next, Waitr considered the guidance in ASC 470-50 to determine whether the amendments should result in the application of extinguishment accounting or modification accounting. The amendment to the terms of the notes did not amend the principal, interest rate, or maturity date of the notes. Accordingly, the expected future cash flows of the notes before and after the amendments are expected to be consistent. Waitr applied the guidance ASC 470-50 related to modifications of convertible debt when the conversion feature is not bifurcated either before or after the transaction (as was concluded to be the case given the inability to net settle the conversion option (a requirement for bifurcation under ASC 815-15-25-1 and ASC 815-10-15-83).

ASC 470-50-40-10 provides that extinguishment accounting should be applied if a modification added a substantive conversion option or if the change in the fair value of an embedded conversion option is at least 10% of the carrying amount of the original debt instrument immediately prior to the modification or exchange. The original Series 2017 convertible promissory notes were convertible upon the occurrence of certain contingent financing events in the future, thus it is judgmental as to whether the added convertibility represents the addition of the conversion feature or the amendment of the existing conversion feature. Waitr considered both views and determined that under either model, extinguishment accounting was appropriate.

Specifically, the carrying amount of the Series 2017 convertible promissory notes immediately prior to the amendment was $7.77 million. Whether viewed as a change to the existing conversion feature or an addition of a conversion feature, the (incremental) fair value of the new conversion feature was estimated to be $1.25 million, or 16% of the carrying value. The incremental fair value was determined by estimating the fair value of the convertible notes in a sale event given the pre-modification terms as of the modification date, estimating the fair value of the convertible notes in a sale event given the post-modification terms as of the modification date, and incorporating a probability of a future sale event as of the modification date.

In estimating the fair value of the convertible notes in a sale event with the pre-modification terms, Waitr relied upon a discounted cash-flow framework considering the expected time to a sale event, as the convertible notes would receive 1.5x par value plus accrued interest in sale event. This estimated fair value was $10.5 million.

In estimating the fair value of the convertible notes in a sale event with the post-modification terms, Waitr relied upon a “bond plus call” framework using the Black Scholes model to account for incremental value related to the post-modification terms in which convertible note holders could choose to receive either 1.5x par plus accrued interest or convert into Preferred Series AA shares. This estimated fair value was $13.6 million.

October 9, 2018 Page 13

Considering management’s probability of a sale event of 40.0% as of the modification date and the difference in estimated fair values pre-modification and post-modification between contractual terms in a sale event scenario, Waitr estimated an incremental fair value from the modification of $1.25 million.

As the change in fair value of the conversion option is greater than 10% of the carrying amount of the debt prior to the amendment, Waitr accounted for the amendment as a debt extinguishment. Additionally, Waitr recorded a loss on debt extinguishment of $10.53 million, based upon the difference between the fair value of the amended convertible promissory notes of $18.30 million, and the carrying amount of the original Series 2017 Notes of $7.77 million.

Please contact me at (212) 294-5336 if you have any questions or require any additional information in connection with this letter or the proxy statement.

Sincerely,

/s/ Joel L. Rubinstein